FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 333-12634

GALEN HOLDINGS PUBLIC LIMITED COMPANY (Translation of registrant's name into English)

Seagoe Industrial Estate Craigavon BT63 5UA United Kingdom (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

GALEN HOLDINGS PUBLIC LIMITED COMPANY

TABLE OF CONTENTS
Page No.

I. Financial Information
A. Consolidated Financial Statements (unaudited)
Consolidated Balance Sheets as of December 31, 2002 and September 30, 2002	2
Consolidated Statements of Operations for the Three Months Ended December 31, 2002 and 2001	3
Consolidated Statements of Comprehensive Income for the Three Months Ended
December 31, 2002 and 2001	4
Consolidated Statements of Cash Flows for Three Months Ended December 31, 2002 and 2001	5
Notes to the Consolidated Financial Statements	6 - 15

B. Management's Discussion and Analysis of Financial Condition and Results of Operations	16

C. Quantitative and Qualitative Disclosures About Market Risk	24

D. Controls and Procedures	24

II. Other Information

A. Legal Proceedings	25

B. Exhibits and Reports on Form 6-K or 8-K	25

EXPLANATORY NOTE

Purpose of Filing

The purpose of this report on Form 6-K by Galen Holdings Public Limited Company ("Galen", the "Company", "we", "our" or "us") is to make public the unaudited consolidated financial statements, as listed in the accompanying index, of Galen and its subsidiaries. These unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and are presented in U.S. dollars.

This report contains certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Statements that are not historical facts, including statements about our plans, beliefs, objectives, expectations and intentions, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. The words "believe", "expect", "anticipate", "intends", "estimate", "forecast", "project" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Although we believe the expectations expressed in the forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business, including management's examination of historical operating trends, data contained in our records and other third party data, we caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified in Amendment No. 1 to our 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission on January 17, 2003 (the "U.S. 2002 Annual Report") and in our other filings with the Commission.

  Financial Information

    Consolidated Financial Statements (unaudited)
GALEN HOLDINGS PUBLIC LIMITED COMPANY
Unaudited Consolidated Balance Sheets
(In thousands of U.S. dollars, except share data)

	December 31,	September 30,
	2002	2002
ASSETS
Current Assets:
Cash and cash equivalents	$ 331,251	$ 313,012
Accounts receivable, net	28,072	32,869
Inventories	26,165	26,902
Deferred tax asset	7,590	7,718
Prepaid expense and other assets	9,650	4,397
Total current assets	402,728	384,898
Property, plant and equipment, net	65,560	63,394
Intangible assets, net	376,459	381,731
Goodwill, net	242,208	242,208
Total assets	$ 1,086,955	$ 1,072,231
LIABILITIES
Current Liabilities:
Accounts payable	$ 13,313	$ 14,007
Accrued and other liabilities	41,032	44,053
Current installments of long-term debt	627	616
Current installments of obligation under capital leases	399	392
Income taxes	10,982	11,052
Total current liabilities	66,353	70,120
Other Liabilities:
Long-term debt, excluding current installments	50,561	50,729
Long-term obligations under capital leases, excluding current installments	89	224
Deferred income taxes	39,441	35,962
Other non-current liabilities	6,072	6,189
Total liabilities	162,516	163,224
SHAREHOLDERS' EQUITY
Ordinary shares, par value L0.10 per share; 250,000,000
(September 30, 2002; 250,000,000) shares authorized, 187,818,782 shares issued and outstanding at December 31, 2002, and 187,805,263
issued and outstanding at September 30, 2002	29,981	29,981
Additional paid-in capital	677,512	677,417
Retained earnings	206,654	191,806
Treasury stock	(23,893)	(23,893)
Accumulated other comprehensive income	34,185	33,696
Total shareholders' equity	924,439	909,007
Total liabilities and shareholders' equity	$ 1,086,955	$ 1,072,231

See accompanying notes to unaudited consolidated financial statements.

2
GALEN HOLDINGS PUBLIC LIMITED COMPANY
Unaudited Consolidated Statements of Operations
(In thousands of U.S. dollars, except share data)

	Three Months Ended
	December 31,
	2002	2001
REVENUES
Products	$ 68,643	$ 54,890
OPERATING EXPENSES
Cost of sales (excluding depreciation shown separately below)	14,274	13,038
Selling, general and administrative	22,630	18,122
Research and development	5,437	4,262
Depreciation	1,455	1,248
Amortization	5,297	4,441
Total operating expenses	49,093	41,111
OPERATING INCOME	19,550	13,779
OTHER INCOME (EXPENSE)
Interest income	2,484	2,487
Interest expense	(1,660)	(7,937)
Total other income (expense)	824	(5,450)
INCOME BEFORE TAXES	20,374	8,329
Provision for income taxes	5,526	3,289
INCOME FROM CONTINUING OPERATIONS	$ 14,848	$ 5,040
DISCONTINUED OPERATIONS
Income from discontinued operations, net of tax charge of $1,790	-	2,926
Gain on disposal of discontinued operations, net of tax charge of $2,163	-	8,690
NET INCOME	$ 14,848	$ 16,656
BASIC AND DILUTED NET INCOME PER ORDINARY SHARE
- continuing operations	$ 0.08	$ 0.03
- income and gain on disposal of discontinued operations	-	0.06
Basic and diluted net income per ordinary share	$ 0.08	$ 0.09
BASIC AND DILUTED NET INCOME PER ADS EQUIVALENT
- continuing operations	$ 0.32	$ 0.11
- income and gain on disposal of discontinued operations	-	0.25
Basic and diluted net income per ADS equivalent	$ 0.32	$ 0.36
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic	183,188,688	184,549,646
Diluted	183,930,198	186,208,162
WEIGHTED AVERAGE ADS EQUIVALENTS OUTSTANDING
Basic	45,797,172	46,137,412
Diluted	45,982,550	46,552,040

See accompanying notes to unaudited consolidated financial statements.

3
GALEN HOLDINGS PUBLIC LIMITED COMPANY
Unaudited Consolidated Statements of Comprehensive Income
(In thousands of U.S. dollars)

	Three Months Ended
	December 31,
	2002	2001

NET INCOME	$ 14,848	$ 16,656

Other comprehensive income:
Foreign currency translation adjustment	489	(9,609)
Other comprehensive income/(loss)	489	(9,609)
COMPREHENSIVE INCOME	$ 15,337	$ 7,047

See accompanying notes to unaudited consolidated financial statements.

4
GALEN HOLDINGS PUBLIC LIMITED COMPANY
Unaudited Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three Months Ended
	December 31,
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 14,848	$ 16,656
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	1,455	2,102
Amortization	5,297	4,440
Gain on sale of business	-	(10,853)
Amortization of government grants	(226)	(549)
Minority interest	-	47
Changes in assets and liabilities:
Increase in accounts receivable, prepaid expense
and other assets	(334)	(6,266)
Decrease (increase) in inventories	737	(2,236)
(Decrease) increase in accounts payable, accrued liabilities
and other liabilities	(2,561)	3,216
Income taxes	3,537	5,656
Foreign exchange (loss) gain	(626)	1,410
Net cash provided by operating activities	22,127	13,623

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	-	(2,327)
Purchase of fixed assets	(2,518)	(7,068)
Proceeds from sale of businesses (net of costs)	(324)	35,758
Net cash (used in) provided by investing activities	(2,842)	26,363

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt obtained	-	7,355
Long-term debt repaid	(138)	-
Payments under capital leases	(139)	(141)
Proceeds from share capital issue, net of expenses	(769)	(1,251)
Loan notes repaid	-	(20,000)
Net cash used in financing activities	(1,046)	(14,037)

Net increase in cash and cash equivalents	18,239	25,949
Cash and cash equivalents, beginning of period	313,012	326,076
Foreign exchange adjustment on cash and cash equivalents	-	(3,805)
Cash and cash equivalents, end of period	$ 331,251	$ 348,220

See accompanying notes to unaudited consolidated financial statements.

5

  Basis of Presentation

  The unaudited consolidated financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles, and pursuant to the rules and regulations of the Securities and Exchange Commission for interim reporting. Certain information and footnote disclosures normally included in complete financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. In the opinion of management, the financial statements reflect all adjustments necessary for a fair statement of the operations for the interim periods presented. Interim results are not necessarily indicative of results to be expected in future periods or for the full year. The statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in the Galen Holdings Public Limited Company 2002 Annual Report on Amendment No. 1 to Form 20-F filed with the Securities and Exchange Commission.

  The consolidated financial statements include the financial statements of Galen Holdings Public Limited Company ("Galen" or the "Company") and all of its majority owned subsidiaries. Galen does not presently hold investments in any entities that are not majority owned, nor does it have any majority owned subsidiary in which it does not have a controlling financial interest. All intercompany transactions and account balances have been eliminated on consolidation. During 2002 and 2001 the Company completed several acquisitions, which were accounted for under the purchase method of accounting. The consolidated financial statements include the results of operations from each of these business combinations as of the date of acquisition.

  Adoption of New Accounting Standards

  Effective October 1, 2001 the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"), and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations initiated after July 1, 2001, and changes the criteria for recognizing intangible assets apart from goodwill. SFAS 141 also requires that any business combination initiated after June 30, 2001 be accounted for by the purchase method. SFAS 142 provides that goodwill no longer be amortized and the value of identifiable intangible assets be amortized over their useful life, unless the asset is determined to have an indefinite useful life. The Company has determined that none of its intangible assets are deemed to have an indefinite life. In accordance with SFAS 142, and upon adoption, the Company reclassified a total of $2,914 to goodwill from intangible assets (net), representing the assembled workforce associated with the Company's acquisition of Warner Chilcott. See Note 4.

  Galen also adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), effective October 1, 2001. The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"), and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The results of Galen's Pharmaceutical Services operating segment, divested during the year ended September 30, 2002, were treated as "discontinued operations."

  On April 30, 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). Among other amendments and rescissions, SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Generally, SFAS 145 is effective for fiscal years beginning after May 15, 2002. Effective October 1, 2002 the Company adopted the provisions of SFAS 145 and, accordingly, reclassified the losses on extinguishments of debt that were classified as extraordinary items in the year ended September 30, 2002 since they do not meet the criteria in Opinion 30 for classification as extraordinary items.

  In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 will be effective for exit or disposal activities of the Company that are initiated after December 31, 2002.

  In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123 ("SFAS 148"). SFAS 148 provides alternative methods of transition for voluntary change to the fair value method of accounting for stock-based employee compensation. Such methods for transition can be voluntarily implemented in a fiscal year beginning before December 16, 2003. In addition, this Statement amends SFAS 123 to require certain disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The effective date for the disclosure requirement is interim periods beginning after December 15, 2002. Early adoption is encouraged. Galen has adopted the disclosure requirement effective October 1, 2002.

  Inventory

  Inventory is stated at the lower of cost or market. Cost is determined principally on the basis of first in, first out or standards that approximate average cost. Inventory consists of the following:

	December 31,	September 30,
	2002	2002
Finished goods	$ 12,293	$ 14,457
Raw materials	13,872	12,445
	$ 26,165	$ 26,902

  Goodwill and Intangible Assets

  Pursuant to SFAS 142, the Company's goodwill is no longer amortized effective October 1, 2001 and the Company is required to perform a periodic impairment test for goodwill. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. To identify potential impairment, the fair value of each reporting unit is compared with its carrying amount including goodwill. If the fair value of the reporting unit is less than its carrying value, goodwill is deemed to be potentially impaired. The Company has completed this impairment test as of June 30, 2002 and has determined that goodwill has not been impaired.

  Amortizable intangible assets at December 31, 2002 were as follows:
	Product		Total
	Specific		Intangible
	Assets	Trademarks	Assets
Net book value	$ 352,386	$ 24,073	$ 376,459
Accumulated amortization	$ 35,389	$ 3,051	$ 38,440

  These intangible assets are being amortized on a straight-line basis over 20 years, their estimated useful lives. Intangible asset amortization expense for the three months ended December 31, 2002 and 2001 amounted to $5,297 and $4,441, respectively. Following is the estimated aggregate amortization expense for the Company's next five fiscal years:
Year Ending September 30,
2003	$ 33,750
2004	$ 38,000
2005	$ 38,000
2006	$ 38,000
2007	$ 38,000

  Warner Chilcott Senior Notes due 2008

  Warner Chilcott, Inc. ("WCI") at the time of its acquisition by Galen on September 29, 2000 had $200,000 principal amount of 12⅝% senior notes outstanding. The senior notes were issued by WCI in February 2000 and are unconditionally guaranteed by Warner Chilcott, plc ("Warner Chilcott"), WCI's direct parent. In March 2001, Galen unconditionally guaranteed the notes.

  Interest payments on the notes are due semi-annually in arrears on February 15 and August 15. The senior notes are due in February 2008 and are redeemable prior to maturity at the option of WCI, in whole or part, beginning in February 2004 at redemption prices that decrease annually and range from 106.3125% to 100% of the principal amount of the senior notes plus accrued interest. The indenture governing the senior notes limits Warner Chilcott and its subsidiaries' ability to incur or guarantee additional debt, as well as to pay dividends or distributions on, or redeem or repurchase, capital stock.

  The indenture governing the senior notes provides that upon a change of control, each note holder has the right to require WCI to repurchase their notes at a price equal to 101% of the principal amount plus accrued interest. Galen's acquisition of Warner Chilcott triggered the right of holders to require WCI to repurchase the senior notes. Approximately 20% of the note holders elected to tender their notes under this provision and, on December 13, 2000, Warner Chilcott purchased $40,300 principal amount of the notes. During the year ended September 30, 2002, Galen and its affiliates purchased a total of $111,300 of principal amount of the senior notes in privately negotiated transactions for $128,143 plus accrued interest. The Company may, from time to time depending on market conditions, purchase additional senior notes.

  As of December 31, 2002, the notes are shown on Galen's consolidated balance sheet at $49,728, which reflects the estimated fair market value of the notes on the date that Galen acquired Warner Chilcott, adjusted for the $40,300 principal amount redemption in December 2000, Galen's purchase of $111,300 principal amount during the year ended September 30, 2002, and accumulated premium amortization.

  Stock Compensation Plans

  The following share option schemes were established in 1996:

  * The Galen Approved Executive Share Option Scheme

  * The Galen Unapproved Executive Share Option Scheme

  * The Galen Savings Related Share Option Scheme

  The Galen Inc Employee Stock Purchase Plan, established in 1998, was terminated upon disposal of our Clinical Trial Services business in May 2002. The Galen 2000 U.S. Option Scheme was established in 2000.

  The Company applies APB Opinion No. 25 in accounting for option grants under its share option schemes. Had the Company determined compensation expense based on the fair value based method of options and warrants issued at the grant date under SFAS 123, the Company's net income would have differed from the reported amounts as indicated below. The proforma net income shown below was used in determining the proforma net income per ADS.

	Three Months Ended
	December 31,
	2002	2001
Net Income as reported	$14,848	$16,656
Add back: Compensation recognized
during the period, net of tax effect	82	81
Proforma compensation expense, net of tax effect	(1,163)	(1,008)
Proforma net income	$13,767	$15,729
Proforma net income per ADS:
Basic	$0.30	$0.34
Diluted	$0.30	$0.34
Weighted average ADS equivalents outstanding:
Basic	45,797,172	46,137,412
Diluted	45,982,550	46,552,040

  SFAS 123 compensation cost was determined using the Black-Scholes option-pricing model. Following are the weighted average per share fair values for options issued during the periods indicated and the related assumptions used in the calculation of compensation cost under SFAS 123:
	For the Three Months Ended
	December 31,
	2002	2001
Per share fair value of options	$10.83	$15.65
Option life	4.73 years	4.65 years
Risk free interest rate	3.2%	3.2%
Volatility	40.0%	41.0%
Dividend yield	0.46%	0.46%

  Acquisitions

  In March 2002, Galen purchased Duricef (R), an antibiotic, and Moisturel (R), a moisturizing skin cream, from Bristol-Myers Squibb for approximately $40,440. The asset value has been increased by an additional $5,700 for deferred taxes. The acquisition of the products was accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. The intangible assets are being amortized over 20 years, the products' estimated useful life.

  In June 2001, Galen purchased Estrace (R) tablets, a branded estrogen replacement therapy product, from Bristol-Myers Squibb for approximately $95,000. In connection with the purchase, Galen entered into a five-year supply agreement with Bristol-Myers Squibb Laboratories Company in relation to this product with an option to renew for two additional years. Galen acquired rights to all of the intangible assets associated with the product including the trademark, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the product was accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The asset value has been increased to $123,000 in order to account for certain liabilities assumed by the Company at the time of purchase, and for deferred taxes. The intangible assets are being amortized over 20 years, the product's estimated useful life.

  Divestitures

  During the year ended September 30, 2002, the Company disposed of its Pharmaceutical Services business segment, which consisted of Chemical Synthesis Services ("CSS"), Clinical Trial Services ("CTS") and Interactive Clinical Technologies ("ICTI"). These businesses provided technology-based research and development services to the pharmaceutical industry. Companies controlled by Dr. Allen McClay, the founder, former President, former executive director of Galen and a significant shareholder, acquired CSS, CTS and ICTI. As part of this transaction Mr. Alan Armstrong, President of Galen's Pharmaceutical Services division, resigned from his position as an executive, as well as his Galen directorship. The Company received net proceeds of approximately $229,000 from the sales of CSS, CTS and ICTI. The Company intends to use the proceeds from these transactions to pursue selected product acquisitions and strategic opportunities, and for general corporate purposes.

  The Company reported a net pre-tax gain of $104,984 from the disposal of this business segment, which was included in the Company's Statement of Operations for year ended September 30, 2002.

  Earnings Per Share

  Basic net income per ordinary share (and ADS) is based on the income available to ordinary shareholders divided by the weighted average number of ordinary shares (and equivalent ADSs) outstanding during the period. Diluted income per share is computed by adjusting the weighted average number of ordinary shares (and equivalent ADSs) outstanding during the period for potentially dilutive rights to acquire ordinary shares or ADSs that were outstanding during the period. The dilution attributable to rights to acquire shares is computed using the treasury stock method and depends upon the market price of the Company's shares during the period.

  Shares held in the Employee Share Trust are excluded from these calculations. The following table sets forth the computation for each of these calculations:
	Three months ended
	December 31,
	2002	2001
Numerator for basic and diluted net income per
per ordinary share and ADS	$ 14,848	$ 16,656
Weighted average number of ordinary shares (basic)	183,188,688	184,549,646
Effect of dilutive stock options	741,510	1,658,516
Weighted average number of ordinary shares (diluted)	183,930,198	186,208,162
Basic and diluted net income per ordinary share	$ 0.08	$ 0.09
Weighted average number of equivalent ADSs (basic)	45,797,172	46,137,412
Effect of dilutive stock options	185,378	414,628
Weighted average number of equivalent ADSs (diluted)	45,982,550	46,552,040
Basic and diluted net income per ADS	$ 0.32	$ 0.36

  Contingencies

  We are involved in various legal proceedings of a nature considered normal to our business including product liability and other matters. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, established reserves, or would not have a material adverse effect on our financial condition or our results of operations.

  Income Taxes

  Galen operates primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both the current and prior year periods. The federal statutory rate in the U.S. was 35% in both periods. In the Republic of Ireland, the statutory rate was 13% in the current period and 17% in the prior year period. The Company's effective tax rate was 27% in the current period and 39% in the prior year period. The primary reason for the reduced rate in the current year period was the increasing proportion of profits taxable in the Republic of Ireland.

  Consolidating Schedule

  Following are consolidating schedules reflecting Balance Sheet and Statement of Operations information for the Company as of December 31, 2002, and for the three months ended December 31, 2002 and 2001:

				Other
	Galen	Warner	Warner	Subsidiary	Elimination
	Holdings PLC	Chilcott, plc	Chilcott, Inc.	Companies	Entries	Consolidated
DECEMBER 31, 2002
Balance Sheet Data:
Assets
Cash and cash equivalents	$ 292,170	$ -	$ 43,507	$ (4,426)	$ -	$ 331,251
Accounts receivable, net	-	-	16,125	11,947	-	28,072
Inventories	-	-	21,594	4,571	-	26,165
Inter-company receivable (payable)	186,952	(20,714)	32,208	(198,446)	-	-
Other assets	5,655	-	11,687	5,206	(5,308)	17,240
Current assets	$ 484,777	$ (20,714)	$ 125,121	$ (181,148)	$ (5,308)	$ 402,728
Property, plant and equipment, net	$ -	$ -	$ 3,041	$ 62,519	$ -	$ 65,560
Intangible assets (net) & goodwill	$ -	$ -	$ 374,325	$ 244,342	$ -	$ 618,667
Investment in Warner Chilcott notes	$ 49,125	$ -	$ -	$ 77,480	$(126,605)	$ -
Investment in subsidiaries	$ 402,733	$ 185,593	$ -	$ -	$(588,326)	$ -
Liabilities and Equity
Current liabilities	$ 5,443	$ -	$ 16,378	$ 49,801	$ (5,269)	$ 66,353
Long-term liabilities	$ -	$ -	$ 164,080	$ 922	$(114,352)	$ 50,650
Deferred income taxes	$ 340	$ -	$ 8,317	$ 30,328	$ 456	$ 39,441
Other non-current liabilities	$ -	$ -	$ -	$ 6,072	$ -	$ 6,072
Shareholders' equity	$ 930,852	$ 164,879	$ 313,712	$ 116,070	$(601,074)	$ 924,439
THREE MONTHS ENDED DECEMBER 31, 2002
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 49,589	$ 19,054	-	$ 68,643
Operating Expenses
Cost of goods sold (excluding
depreciation shown separately below)	-	-	16,759	(2,485)	-	14,274
Selling, general and administrative	2,251	-	19,662	717	-	22,630
Research and development	-	-	(809)	6,246	-	5,437
Depreciation	-	-	172	1,283	-	1,455
Amortization	-	-	2,633	2,664	-	5,297
Total operating expenses	2,251	-	38,417	8,425	-	49,093
Other income (expense)	3,436	-	(4,784)	1,766	406	824
Provision for income taxes	356	-	2,178	2,536	456	5,526
	$ 829	$ -	$ 4,210	$ 9,859	$ (50)	$ 14,848
THREE MONTHS ENDED DECEMBER 31, 2001
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 38,041	$ 16,849	-	$ 54,890
Operating Expenses
Cost of goods sold (excluding
depreciation shown separately below)	-	-	$ 12,565	473	-	13,038
Selling, general and administrative	-		$ 11,878	6,244	-	18,122
Research and development	-	-	$ 62	4,200	-	4,262
Depreciation	-	-	$ 158	1,090	-	1,248
Amortization	-	-	$ 5,476	(1,035)	-	4,441
Total operating expenses	-	-	$ 30,139	10,972	-	41,111
Other income (expense)	2,222	-	$ (4,773)	(553)	(2,346)	(5,450)
Provision for income taxes	667	-	$ 1,251	1,371	-	3,289
Discontinued operations	-	-	$ -	11,616	-	11,616
Net Income (Loss)	$ 1,555	$ -	$ 1,878	$ 15,569	$ (2,346)	$ 16,656

  Segment Information

The company now consists of one operating segment for internal financial reporting purposes. Following is selected information for the periods indicated:

  Geographical analysis by country of origin
	Three Months Ended
	December 31,
	2002	2001
Revenue
United States	$ 49,589	$ 38,590
United Kingdom and Ireland	19,054	16,300
	$ 68,643	$ 54,890

Operating income
United States	$ 14,161	$ 11,206
United Kingdom and Ireland	5,389	2,573
	$ 19,550	$ 13,779

  Product revenue
	Three Months Ended
	December 31,
	2002	2001
Pharmaceutical products, net sales
Ovcon (R)	$12,400	$9,518
Estrace (R) cream	10,715	9,577
Doryx (R)	13,843	10,918
Estrace (R) tablets	4,611	3,783
Duricef (R) and Moisturel (R)	5,585	-
Other U.S products	2,353	4,796
Other U.K. products	19,136	16,298
	$68,643	$54,890

  Subsequent Event

On January 22, 2003, the Company acquired the U.S. sales and marketing rights to Sarafem (R) from Eli Lilly and Company ("Lilly") for cash consideration of $295,000. Sarafem (R), approved by the Food and Drug Administration ("FDA"), is a prescription treatment for the treatment of pre-menstrual dysphoric disorder, a severe form of pre-menstrual syndrome. Launched by Lilly in 2000, Sarafem (R) generated sales of approximately $85,000 in the U.S for the year ended December 31, 2001.

B. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations of Galen should be read in conjunction with the consolidated unaudited financial statements and notes thereto, appearing in Section I-A of this Form 6-K. The financial data analyzed in this discussion has been prepared in accordance with U.S. GAAP. In addition, the following discussion does not include the results from our discontinued operations, unless otherwise indicated.

Overview

Galen is an international pharmaceutical company focused on women's healthcare, dermatology and urology. We develop, manufacture, supply and market branded prescription pharmaceutical products in the United Kingdom, Ireland and the United States. An important part of our strategy is to develop and commercialize pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our proprietary intravaginal ring, or IVR, technology. Our IVR is able to deliver a wide range of medicines to the patient over periods of up to three months.

Our principal products include:

- Sarafem (R), a treatment for premenstrual dysphoric disorder, acquired from Eli Lilly and Company in January 2003;

- Estrace (R) vaginal cream, a locally applied estrogen to treat vaginal/vulval atrophy, acquired from Bristol-Myers Squibb Company in February 2000;

- Estrace (R) tablets, an estrogen replacement therapy product, acquired from Bristol-Myers Squibb Company in June 2001;

- Ovcon (R) 35 and Ovcon (R) 50, both oral contraceptives, also acquired from Bristol-Myers Squibb Company in February 2000;

- Doryx (R), an oral antibiotic for the treatment of acne and for adjunctive therapy in the treatment of severe acne, licensed from FH Faulding & Co Limited; and

- Duricef (R), an oral cephalosporin antibiotic, acquired from Bristol-Myers Squibb in March 2002.

We have a pipeline of products in development principally for the U.S. market, including a number utilizing the IVR drug delivery technology.

Through our U.S. sales force of approximately 206 representatives, we market our portfolio of branded pharmaceutical products. We believe we have one of the largest women's healthcare sales forces calling on physician specialists including obstetrician/gynecologists, dermatologists and urologists in the United States. Our sales force of approximately 55 representatives in the United Kingdom and Ireland market our product portfolio through direct contact with general practitioners, community pharmacists and hospital consultants.

We manufacture finished pharmaceutical products for our U.K. products business at our facilities in Craigavon and Larne, Northern Ireland. While we manufacture most of the products that we market in the United Kingdom, certain of our U.K. pharmaceutical products and all of our U.S. pharmaceutical products are manufactured for us under contracts with third parties.

For the period under review, our consolidated results of operations should be considered in light of the following specific factors.

Effect of the Acquisition of Warner Chilcott. On September 29, 2000, we acquired Warner Chilcott, a U.S. based developer and marketer of branded prescription pharmaceutical products for $325.5 million.

The acquisition of Warner Chilcott, which closed on the last business day of our 2000 fiscal year, was accounted for as a purchase. The acquisition had and will have the following effects on our results of operations:

- We recognized goodwill in the amount of $212.1 million.

* We recognized intangible assets in the amount of $199.9 million related to the Ovcon (R) 35 and Ovcon (R) 50 and Estrace (R) cream products of Warner Chilcott together with $20.9 million attributed to the value of core developed technology. We amortize the amount over a period of 20 years.

In February 2000, Warner Chilcott, Inc. issued $200 million principal amount of 12 ⅝% senior notes due 2008. After certain bondholders exercised their repurchase rights in connection with the acquisition of Warner Chilcott, $159.7 million of senior notes remained outstanding. During the year ended September 30, 2002, we repurchased $111.3 million of principal amount of senior notes in privately negotiated transactions. We may, from time to time depending on market conditions, continue to repurchase Warner Chilcott's senior notes in the open market.

Effect of Acquisitions and Disposals. We have expanded our portfolio of branded pharmaceutical products since we acquired Warner Chilcott in 2000 and intend to continue to evaluate attractive product acquisition opportunities in the future. On January 22, 2003, we acquired the U.S. sales and marketing rights to Sarafem (R) from Lilly for $295 million. This acquisition was financed with funds on hand.

We also disposed of our pharmaceutical services business in 2002, which had been established to provide technology-based research and development services to the pharmaceutical industry. In December 2001, we sold our Chemical Synthesis Services ("CSS") business for $36 million to companies controlled by Dr. Allen McClay, the founder, former President and Director of Galen. As part of the transaction, Alan Armstrong, President of Galen's Pharmaceutical Services division, resigned from our Board and from his position as an executive of the Company. In May 2002, we sold our Clinical Trials Services ("CTS") business to companies controlled by Dr. McClay for approximately $183 million. In August 2002, we sold our Interactive Clinical Technologies ("ICTI") business for $16 million to a company controlled by Dr. McClay. We intend to use the remaining net proceeds from these transactions to pursue selected product acquisitions and strategic opportunities, and for general corporate purposes. The following discussion does not include the results from our discontinued businesses unless otherwise indicated. A consequence of our acquisition strategy is that our results of operations may not be comparable to prior periods.

Effect of Currency Fluctuations. Our revenue streams and operating expenses are denominated in two primary currencies: the U.S. dollar and the pound sterling. With the acquisition of Warner Chilcott, an increasing proportion of our revenue is earned in U.S. dollars (72% in the first quarter of fiscal our fiscal year 2003 and 70% in our first quarter of fiscal 2002). We translate revenue earned in pounds sterling to U.S. dollars in our financial statements in this annual report at the average exchange rate for the relevant period. Substantially all of our operating expenses in the United States are denominated in U.S. dollars and our capital investment in the United States has been funded by U.S. dollar borrowings. Changes in exchange rates between the U.S. dollar and the pound sterling will affect our results of operations. A material appreciation of the U.S. dollar against the pound sterling would reduce our U.S. dollar reported earnings; while the depreciation of the U.S. dollar against the pound sterling would increase our U.S. dollar reported earnings.

Critical Accounting Policies

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. Our significant policies are described in Note 1 to the consolidated financial statements included in our U.S. 2002 Annual Report.

Impairment of Goodwill

We periodically evaluate acquired businesses for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses. We have completed our impairment test as of June 30, 2002 and have determined that goodwill has not been impaired. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment would affect our financial condition and results of operations.

Impairment of Definite Lived Intangible Assets

We assess the impairment of definite lived intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors which we consider could trigger an impairment review include but are not limited to the following: (i) significant negative industry or economic trends (ii) current, historical or projected losses that demonstrate continuing losses. When we determine that there is an indicator that the carrying value of definite lived intangible assets may not be recoverable, we measure impairment based on estimates of future cashflow. These estimates include assumptions about future conditions within the Company and the industry. If actual cashflows differ from those projected by management, additional write-offs may be required.

Allowance for Doubtful Accounts

We record an allowance for estimated bad debts included in our accounts receivable. This allowance is determined based on our historical collection and write-off experience. An allowance is also made for customer accounts for which we believe that collectibility is doubtful. Management's judgment is a key factor in determining this allowance and, as such, additional allowances may be required.

Inventory

Our inventory is stated at the lower of cost or net realizable value. Cost is determined on a first in, first out basis and includes transportation and handling costs. In the case of manufactured products, cost includes material, labor and applicable manufacturing overhead. Provisions are made for obsolete, slow moving or defective items where appropriate. The provisioning process requires the use of management's judgment.

New Accounting Pronouncements

Effective October 1, 2001 the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 provides that goodwill no longer be amortized and the value of identifiable intangible assets be amortized over their useful life, unless the asset is determined to have an indefinite useful life. The Company has determined that none of its intangible assets are deemed to have an indefinite life. In accordance with SFAS 142, and upon adoption, the Company reclassified a total of $2.9 million to goodwill from intangible assets (net), representing the assembled workforce associated with the Company's acquisition of Warner Chilcott. Pursuant to SFAS 142, the Company's goodwill is no longer amortized effective October 1, 2001 and the Company is required to perform a periodic impairment test for goodwill. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. To identify potential impairment, the fair value of each reporting unit is compared with its carrying amount including goodwill. If the fair value of the reporting unit is less than its carrying value, goodwill is deemed to be potentially impaired. The Company has completed this impairment test as of June 30, 2002 and has determined that goodwill has not been impaired.

On April 30, 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Generally, SFAS 145 is effective for fiscal years beginning after May 15, 2002. Upon adoption of SFAS 145, we reclassified the losses on extinguishments of debt that were classified as extraordinary items in the three months ended December 31, 2001 since they do not meet the criteria in Opinion 30 for classification as extraordinary items.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 Accounting for Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 will be effective for exit or disposal activities of the Company that are initiated after December 31, 2002.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123 ("SFAS 148"). SFAS 148 provides alternative methods of transition for voluntary change to the fair value method of accounting for stock-based employee compensation. Such methods for transition can be voluntarily implemented in a fiscal year beginning before December 16, 2003. In addition, this Statement amends SFAS 123 to require certain disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The effective date for the disclosure requirement is interim periods beginning after December 15, 2002. Early adoption is encouraged. Galen has adopted the disclosure requirement effective October 1, 2002.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires the guarantor to recognize, at the inception of the guarantee, a liability for the fair value of obligation undertaken in issuing the guarantee. The disclosure requirements are effective for quarters ending after December 15, 2002 and the liability recognition is in effect for guarantees initiated after December 31, 2002. The Company adopted this statement effective October 1, 2002, and has determined that it does not have a material impact on the Company's reported results of operations, financial positions or cash flows.

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities ("FIN 46"). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company evaluated the provisions of FIN 46, but does not believe it will have a material impact on its financial statements.

Results of Operations

Three months ended December 31, 2002 and 2001.

Revenue. Revenue from continuing operations of $68.6 million for the three months ended December 31, 2002 (first quarter fiscal 2003) increased $13.7 million, or 25.1%, from $54.9 million for the three months ended December 31, 2001 (first quarter fiscal 2002). Our continuing operations represent our pharmaceutical products business, which includes the development, promotion and sale of branded prescription products in the United States, United Kingdom and Ireland. The increase in our revenue is due to the significant increase in sales of Ovcon (R), our oral contraceptive, Estrace (R) cream, our estrogen replacement therapy, and Doryx (R), an antibiotic for the treatment of acne. Also significantly contributing to our improved results is first quarter fiscal 2003 revenue totaling $5.6 million representing results for Duricef (R), a cephalosporin antibiotic, and Moisturel (R), a skin moisturizing cream. Revenue for these products is not included in our first quarter fiscal 2002 results as we acquired these products in March 2002. More than 70% of our revenue from continuing operations is now generated in the U.S.

Gross profit and gross margin. Gross profit of $54.4 million for the first quarter fiscal 2003 increased $12.5 million, or 29.9%, from $41.9 million in the first quarter fiscal 2002. This increase corresponds with the increase in our revenues from our high margin pharmaceutical products in the United States. Our gross margin was 79.2% in the first quarter of fiscal 2003 as compared to 76.2% in the first quarter of fiscal 2002.

Selling, general and administrative expenses. Selling, general and administrative expenses of $22.6 million increased $4.5 million, or 24.9%, from $18.1 million in the first quarter fiscal 2002. Increased promotion and selling costs of $3.1 million accounted for the majority of this unfavorable result. A rise in general costs including insurance expenses account for the remainder of the increase in expenses.

Research and development. Research and development expenses of $5.4 million increased $1.1 million, or 27.6%, from $4.3 million in the first quarter fiscal 2002 as we continued development of our pipeline of products. During the first quarter of fiscal 2003 we continued clinical work on our oral estradiol-3-acetate product (formerly referred to as our proprietary line extension for Estrace (R) tablets), for the treatment of the symptoms of menopause, for which we expect to submit an NDA in July 2003. During the first quarter fiscal 2003, we began the Phase III clinical phase of our development of a vaginal ring containing metronidazole, for the treatment of bacterial vaginosis. In October 2002, we received an approvable letter from the United States Food and Drug Administration ("FDA") for Femring (R), our first vaginal ring product to be launched in the United States. This product continues to progress towards approval. We have submitted our proposed labeling to the FDA following their clarification of class label changes in January 2003 and we are currently awaiting its response. In addition, in February 2003 we received an approvable letter from the FDA for our new Ovcon (R) product. The Company is now working on fulfilling the remaining FDA requirements and progressing towards approval of this product.

Depreciation and amortization. Depreciation expense of $1.5 million was consistent with the first quarter of fiscal 2002. Amortization expense of $5.3 million increased $0.9 million, or 19.3%, from $4.4 million in the first quarter fiscal 2002. This increase was primarily due to the amortization of Duricef (R) and Moisturel (R) which we acquired in March 2002.

Interest income and interest expense. Interest income of $2.5 million was consistent with the first quarter of fiscal 2002, as funds held for investment were also consistent. Interest expense of $1.7 million decreased $6.2 million, or 79.1%, from $7.9 million in the first quarter fiscal 2002 due to a reduction in costs associated with our Warner Chilcott 12⅝% Senior Notes due 2008, or Notes, acquired as part of the Warner Chilcott transaction. During our fiscal year 2002, we purchased $111.3 million principal amount of the Notes in privately negotiated transactions thus substantially reducing the interest payments. The average principal amount outstanding during the first quarter fiscal 2002 was $155.3 million, compared to a balance of $48.4 million during the entire first quarter fiscal 2003. Interest expense in the first quarter fiscal 2002 was also higher as it also included debt retirement costs of $2.4 million.

Provision for income taxes. Taxes of $5.5 million increased $2.2 million, or 68.0%, from $3.3 million in the first quarter fiscal 2002. We operate primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both the 2003 and 2002 first fiscal quarters. The federal statutory rate in the U.S. was 35% in both the 2003 and 2002 first fiscal quarters. In the Republic of Ireland, the statutory rate was 13% in the first quarter fiscal 2003 and 17% in the first quarter fiscal 2002. Our effective tax rate was 27% in the first quarter fiscal 2003 and 39% in the first quarter fiscal 2002. The primary reason for the reduced rate in the first quarter fiscal 2003 was the increasing proportion of our profits taxable in the Republic of Ireland.

Discontinued Operations. Our discontinued operations represented our pharmaceutical services businesses, which were ICTI (sold as of August 23, 2002), CTS (sold as of May 31, 2002) and CSS (sold as of December 31, 2001). In the first quarter fiscal 2002, we reported a gain of $8.7 million, net of taxes of $2.2 million, representing the sale of CSS. Also included in our results was income from discontinued operations of $2.9 million, net of taxes of $1.8 million, representing results for CSS through the date of sale and results for ICTI and CTS for the first quarter fiscal 2002.

Net income. Due to the factors set forth above, we reported net income of $14.8 million for the first fiscal quarter 2003 compared to $16.7 million for the first quarter fiscal 2002. Our discontinued operations accounted for $11.6 million of our net income for the first quarter fiscal 2002. Net income per ADS was $0.32 on both a basic and diluted basis. The weighted average number of ADS equivalent shares outstanding decreased by 0.3 million due to our repurchase of 0.5 million ADS equivalents in the last quarter of fiscal year 2002.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements, except for operating leases considered normal to our business.

Liquidity and Capital Resources

Earnings before interest, tax, depreciation and amortization, or EBITDA, of $26.3 million for the first quarter fiscal 2003 increased $6.8 million, or 35.1%, from the first quarter fiscal 2002 EBITDA of $19.5 million. Our net cash provided by operating activities also experienced a corresponding improvement, increasing from $13.6 million in the first quarter fiscal 2002 to $22.1 million in the first quarter fiscal 2003. As our business has adjusted to our expanding product portfolio, changes in our working capital have become less variable.

We ended our first quarter fiscal 2003 with $331.3 million cash on hand as compared with $313.0 million at September 30, 2002. Our acquisition of Sarafem (R) in January 2003 has absorbed much of our existing cash balances. However, our already strong operating cash flow, coupled with cash generated from Sarafem (R) sales, will put us in a strong position to finance further acquisitions in our therapeutic areas. We intend to fund our future operating liquidity needs, including capital expenditures and dividend payments, through a combination of cash generated from operations, cash balances on hand and availability under credit facilities.

There is no significant seasonality to our funding requirements, and we believe that these sources will be sufficient to fund our anticipated working capital needs for the foreseeable future. We evaluate our balance sheet periodically to determine whether to refinance outstanding indebtedness with cash on hand or with other indebtedness. Accordingly, we may choose to reduce our indebtedness from time to time. In the event that we pursue significant acquisitions, we may be required to raise additional funds through the issuance of debt or equity securities.

Contractual Obligations and Commercial Commitments

The following summarizes our financial commitments as of December 31, 2002 (in thousands):
	Payments due by period:
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt:
Variable Rate Bank Debt	$ 738	$ 306	$ 432	$ -	$ -
Fixed Rate Bank Debt	722	321	401	-	-
Fixed Rate Notes	49,728	-	-	-	49,728
Capital Lease Obligations	488	399	89	-	-
Operating Leases	502	175	327	-	-
Total Contractual Obligations	$ 52,178	$ 1,201	$ 1,249	$ -	$ 49,728

Trend Information

Several trends may affect our future results of operations, liquidity and capital resources, including:

* Acceptability of hormone replacement therapy;

* Acceptability of IVR technology;

* Delays in introducing new products due to governmental regulation; and

* Fluctuations in reported results due to foreign exchange rate trends.

Acceptability of estrogen replacement therapy.

Three of our products, Estrace (R) tablets, Estrace (R) cream and Menoring (R) (know as Femring (R) in the U.S.) are estrogen replacement therapy ("ERT") products. The FDA has issued draft labeling guidance for non-contraceptive estrogen drug products for the treatment of moderate to severe vasomotor symptoms and/or moderate to severe symptoms of vulvar and vaginal atrophy, which would include Estrace (R) tablets, Estrace (R) cream and Femring (R), in response to the early termination of a component of the Women's Health Initiative that examined the effect of hormone replacement therapy ("HRT") on the prevention of heart disease and osteoporosis, and any associated risk for breast cancer. That component, consisting of a large scale randomized controlled clinical trial involving 16,608 postmenopausal women and comparing Prempro (TM) to placebo in non-hysterectomized patients, and was terminated early when it was determined by the safety monitoring board that the risks of that component exceeded the benefits. The Company has submitted to the FDA amended proposed labeling for Femring (R) in response to the FDA guidance and expects amended labeling for Estrace (R) tablets and Estrace (R) cream to be submitted shortly. However, the outcome of this trial and resulting changes in labeling for HRT products as a class may affect the acceptability of HRT products (including ERT products) by patients, the willingness of physicians to prescribe HRT for their patients or the duration of their therapy. In any such event, we may not achieve our anticipated sales levels for these products and we may not be able to recoup our investment in the development of our ERT products and our overall rate of growth may be lower. To date, however, the findings of these studies have had little or no effect on our results of operations.

Acceptability of IVR technology.

An important part of our strategy is to develop and commercialize pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our intravaginal ring, or IVR, technology. To date, IVR technology has not been widely used as a drug delivery technology and it may not be readily accepted by either prescribing physicians or their patients. Other alternative hormone replacement therapies, including orally administered tablets, transdermal patches and subcutaneous implants have each been used for some time and are more familiar to many prescribing physicians and their patients. If our IVR products are not accepted as an alternative method of administration of hormone replacement therapy, we may not achieve our anticipated sales levels for these products. In such an event we may not be able to recoup our investment in the development of IVR products and our overall rate of growth may be lower.

Delays in introducing new products and supply of pharmaceutical products due to governmental regulation.

Another important part of our strategy is to develop and commercialize proprietary products and we have a number of products in various states of development. To begin marketing most of our new products, we must obtain approval from regulatory bodies, including the FDA, the U.K. Medicines Control Agency and other regulatory bodies based upon pre-clinical testing, manufacturing chemistry and control data, bioavailability and other clinical data which we are required to generate prior to gaining regulatory approval. We cannot guarantee that any of our new products will meet these clinical requirements or that we otherwise will be able to obtain the necessary regulatory approvals to enable us to market them in the future.

Fluctuations in reported results due to foreign exchange rate trends.

As described elsewhere in this section, changes in exchange rates between the U.S. dollar and the pound sterling will affect our reported results of operations. A material depreciation of the U.S. dollar against the pound sterling would increase our U.S. dollar reported earnings.

Inflation

Inflation had no material impact on our operations during the three months ended December 31, 2002.

C. Quantitative and Qualitative Disclosures About Market Risk

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which Galen is exposed are:

* Interest rates on debt, and

* Foreign exchange rates.

The following risk management discussion includes forward-looking statements of market risk assuming certain market conditions occur. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest rates

Galen manages debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. Currently, Galen does not hedge exposure to interest rate fluctuations through the use of derivative instruments.

Foreign exchange

Most of the revenue generated and expenses incurred during the three months ended December 31, 2002 and 2001 were denominated in the functional currency of the country in which they were generated. To the extent that Galen had expanded and continues to expand its operations in the United States, revenues and expenses will continue to be generated in the local currency. We use local currency cash flows to pay similarly denominated expenses to the extent available, however, we cannot be certain that we will be able to continue this strategy.

We had no foreign currency option contracts at December 31, 2002. To date, we have not extensively used foreign currency hedging transactions because our exposure to foreign exchange fluctuations has been limited. Capital investment in the United States has been funded by U.S. dollar borrowings as a hedge against foreign currency movements.

D. Controls and Procedures

  Evaluation of Disclosure Controls and Procedures.

  Galen's chief executive officer and chief financial officer have evaluated the effectiveness of the design and operation of Galen's disclosure controls and procedures (as defined in Exchange Act Rule 13a - 14(c)) as of a date within 90 days of the filing date of this report. Based on that evaluation, the chief executive officer and chief financial officer have concluded that Galen's disclosure controls and procedures are effective to ensure that material information relating to Galen and its consolidated subsidiaries is made known to such officers by others within these entities, particularly during the period this report was prepared, in order to allow timely decisions regarding required disclosure.

  Changes in Internal Controls.

There have not been any significant changes in Galen's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

II - OTHER INFORMATION

  Legal Proceedings

  We are involved in various legal proceedings of a nature considered normal to our business. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, established reserves, or would not have a material adverse effect on our financial condition or our results of operations. There are no material legal proceedings against Galen and/or its subsidiaries not previously reported in our 2002 Annual Report on Amendment No. 1 Form 20-F.

  Exhibits and Reports on Form 6-K or 8-K

  Exhibits:

  Exhibit No. Description

  For all Exhibits required under Rule 601 of Regulation S-K to be filed with a Quarterly Report on Form 10-Q, please see the exhibits set forth on pages 80 to 82 of our U.S. 2002 Annual Report.

  Reports on Form 6-K or 8-K:

Our Form 6-K, dated November 21, 2002, contained our news release announcing our preliminary financial results for the year ended September 30, 2002.

Our Form 6-K, dated October 3, 2002, contained our notification to the London Stock Exchange and Irish Stock Exchange concerning the purchase of 300,000 ordinary shares for cancellation on September 27, 2002 and the purchase of 150,000 ordinary shares for cancellation on September 30, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GALEN HOLDINGS PUBLIC LIMITED COMPANY
Date: February 19, 2003	By: /s/ R.G. Elliott ________________ Name: R.G. Elliott Title: Chief Financial Officer